--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM 11-K




            (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
            For the fiscal year ended December 31, 1997


                                       OR



            ( )   TRANSITION REPORT PURSUANT TO 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from .......... to ..........





            Commission file number 1-4879
                                   ------


                    DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)







          Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton, Ohio 44720-8077
 -----------------------------------------------------------------------------------------------------
 (Name of issuer of the securities held by the plan and the address of its principal executive office)

                              REQUIRED INFORMATION




Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.




Financial Statements and Exhibits
---------------------------------


A) The following financial statements and schedules are filed as part of this annual report:

     1) Statements of Net Assets Available for Benefits (with Fund Information) - December 31, 1997 and 1996

     2) Statements of Changes in Net Assets Available for Benefits (with Fund Information) - Years Ended December 31, 1997 and 1996

     3)   Notes to Financial Statements - December 31, 1997 and 1996

     4) Schedule 1 - Line 27 a - Schedule of Assets Held for Investment Purposes - December 31, 1997

     5) Schedule 2 - Line 27 d - Schedule of Reportable Transactions - Year Ended December 31, 1997



B) The following exhibit is filed as part of this annual report:

     23.  Consent of Independent Auditors


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan


We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG PEAT MARWICK LLP
KPMG PEAT MARWICK LLP
Cleveland, Ohio
June 5, 1998

                                                  DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                             DECEMBER 31, 1997



                                                              PARTICIPANT DIRECTED
                             -------------------------------------------------------------------------------------
                              MANAGED         COMPANY        GROWTH                        EQUITY
                               INCOME          STOCK         COMPANY       OVERSEAS        INDEX         BALANCED
                             PORTFOLIO         FUND           FUND           FUND          FUND            FUND
                             ----------     ----------     ----------     ----------     ----------     ----------

Assets:
 Investments
  Guaranteed Investment
   Contracts -
    Fidelity Managed
     Income Portfolio        $7,060,602   $         --   $         --   $         --   $         --   $         --

  Equities -
   Diebold, Incorporated
    Common Shares                    --     105,417,500            --             --             --             --

  Mutual funds -
   Fidelity Mutual
    Funds                            --             --     25,150,545      1,381,825     19,462,186      9,854,564

  Fidelity Retirement
   Government Money
    Market                           --             --             --             --             --             --

  Victory Financial
   Reserves Fund                    567         98,476          4,121          1,822          4,399            667

  Participant notes
   receivable                        --             --             --             --             --             --
                             ----------     ----------     ----------     ----------     ----------     ----------

   Total investments          7,061,169     105,515,976    25,154,666      1,383,647     19,466,585      9,855,231

 Cash                                --             --             --             --             --             --

 Accrued income                  35,415          1,685            412            131            435            130
                             ----------     ----------     ----------     ----------     ----------     ----------
   Total assets               7,096,584     105,517,661    25,155,078      1,383,778     19,467,020      9,855,361


Accounts payable                 35,373         91,396             --             --             --             --
                             ----------     ----------     ----------     ----------     ----------     ----------

Net assets available
 for benefits:               $7,061,211   $105,426,265    $25,155,078     $1,383,778    $19,467,020     $9,855,361
                             ==========   ============    ===========     ==========    ===========     ==========


                                          PARTICIPANT DIRECTED
                                ----------------------------------------
                                INVESTMENT     RETIREMENT                    TOTAL
                                GRADE BOND     GOVERNMENT        LOAN         ALL
                                   FUND           FUND           FUND        FUNDS
                                ----------     ----------     ----------   ----------

Assets:
 Investments
  Guaranteed Investment
   Contracts -
    Fidelity Managed
     Income Portfolio         $         --   $         --   $         --   $  7,060,602

  Equities -
   Diebold, Incorporated
    Common Shares                       --             --             --    105,417,500

  Mutual funds -
   Fidelity Mutual
    Funds                        4,940,003             --             --     60,789,123

  Fidelity Retirement
   Government Money
    Market                              --      1,805,962             --      1,805,962

  Victory Financial
   Reserves Fund                       273            104             --        110,429

  Participant notes
   receivable                           --             --     1, 816,232      1,816,232
                                ----------     ----------     ----------   ------------

   Total investments             4,940,276      1,806,066      1,816,232    176,999,848

 Cash                                   --             --            282            282

 Accrued income                     25,364          8,025             --         71,597
                                ----------     ----------     ----------   ------------
   Total assets                  4,965,640      1,814,091      1,816,514    177,071,727


Accounts payable                    25,284          7,988             --        160,041
                                ----------     ----------     ----------   ------------

Net assets available
 for benefits:                  $4,940,356     $1,806,103     $1,816,514   $176,911,686
                                ==========     ==========     ==========   ============


See accompanying notes to financial statements.

                                                  DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                              DECEMBER 31, 1996


                                                                                           PARTICIPANT DIRECTED
                            --------------------------------------------------------------------------------------------
                              MANAGED          COMPANY        GROWTH                          EQUITY
                               INCOME           STOCK         COMPANY        OVERSEAS         INDEX           BALANCED
                             PORTFOLIO          FUND           FUND            FUND           FUND              FUND
                            ------------    ------------    ------------    ------------    ------------    ------------

Assets:
 Investments
  Guaranteed Investment
   Contracts -
    Fidelity Managed
     Income Portfolio       $  6,470,705    $         --   $          --    $         --    $         --    $         --
  Equities -
   Diebold, Incorporated
    Common Shares                     --      74,049,459              --              --              --              --

  Mutual funds -
   Fidelity Mutual
    Funds                             --              --      19,355,357         433,521      11,947,402       7,373,908

  Fidelity Retirement
   Government Money
    Market                            --              --              --              --              --              --

  Victory Financial
   Reserves Fund                  26,579       1,781,007         269,263          66,447         182,243          92,934

  Participant notes
   receivable                         --              --              --              --              --              --
                            ------------    ------------    ------------    ------------    ------------    ------------

   Total investments           6,497,284      75,830,466      19,624,620         499,968      12,129,645       7,466,842

 Cash                                 --              --              --              --              --              --

 Accrued income                   31,747           5,047             322             168             266             114
                            ------------    ------------    ------------    ------------    ------------    ------------
   Total assets                6,529,031      75,835,513      19,624,942         500,136      12,129,911       7,466,956


Accounts payable                  31,669       1,365,388         129,800          57,850         101,100          47,270
                            ------------    ------------    ------------    ------------    ------------    ------------

Net assets available
 for benefits:              $  6,497,362    $ 74,470,125    $ 19,495,142    $    442,286    $ 12,028,811    $  7,419,686
                            ============    ============    ============    ============    ============    ============


                                           PARTICIPANT DIRECTED
                              -------------------------------------------
                               INVESTMENT      RETIREMENT                      TOTAL
                               GRADE BOND      GOVERNMENT         LOAN           ALL
                                  FUND            FUND            FUND          FUNDS
                              ------------    ------------    ------------    ------------

Assets:
 Investments
  Guaranteed Investment
   Contracts -
    Fidelity Managed
     Income Portfolio         $         --    $         --      $       --    $  6,470,705
  Equities -
   Diebold, Incorporated
    Common Shares                       --              --              --      74,049,459

  Mutual funds -
   Fidelity Mutual
    Funds                        4,348,337              --              --      43,458,525

  Fidelity Retirement
   Government Money
    Market                              --       1,544,947              --       1,544,947

  Victory Financial
   Reserves Fund                    59,725          33,453              --       2,511,651

  Participant notes
   receivable                           --              --       1,032,138       1,032,138
                              ------------    ------------    ------------    ------------

   Total investments             4,408,062       1,578,400       1,032,138     129,067,425

 Cash                                   --              --          26,127          26,127

 Accrued income                     23,509           6,694              --          67,867
                              ------------    ------------    ------------    ------------
   Total assets                  4,431,571       1,585,094       1,058,265     129,161,419


Accounts payable                    54,511          28,702              --       1,816,290
                              ------------    ------------    ------------    ------------

Net assets available
 for benefits:                $  4,377,060    $  1,556,392    $  1,058,265    $127,345,129
                              ============    ============    ============    ============


See accompanying notes to financial statements.

                                                  DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                        YEAR ENDED DECEMBER 31, 1997


                                                                  PARTICIPANT DIRECTED
                              -------------------------------------------------------------------------------------
                                 MANAGED         COMPANY          GROWTH                            EQUITY
                                 INCOME           STOCK           COMPANY         OVERSEAS          INDEX
                                PORTFOLIO          FUND            FUND             FUND             FUND
                              ------------     ------------     ------------     ------------     ------------

Additions:
 Contributions
  Participant                 $    787,481     $  6,212,004     $  3,460,045     $    434,777     $  2,339,930
  Employer                         109,324        8,064,700          390,986           41,892          250,695
                              ------------     ------------     ------------     ------------     ------------
                                   896,805       14,276,704        3,851,031          476,669        2,590,625

 Investment income/(loss):
  Registered Investment
   Funds                           397,741           19,580        2,382,448           66,348          400,006
  Dividends                             --          977,211               --               --               --
  Interest                              --               --               --               --               --
  Net appreciation/
   (depreciation) in
   the fair value
   of investments                       --       17,731,073        1,298,271          (16,340)       3,873,537
                              ------------     ------------     ------------     ------------     ------------
                                   397,741       18,727,864        3,680,719           50,008        4,273,543

                              ------------     ------------     ------------     ------------     ------------
   Total additions, net          1,294,546       33,004,568        7,531,750          526,677        6,864,168


Deductions:
 Withdrawals                      (354,355)      (2,191,465)        (660,165)         (26,659)        (392,320)

   Excess of additions
                              ------------     ------------     ------------     ------------     ------------
    over deductions                940,191       30,813,103        6,871,585          500,018        6,471,848


Transfers between funds           (376,342)         143,037       (1,211,649)         441,474          966,361


Net assets available
 for benefits:
  Beginning of year              6,497,362       74,470,125       19,495,142          442,286       12,028,811
                              ------------     ------------     ------------     ------------     ------------


  End of year                 $  7,061,211     $105,426,265     $ 25,155,078     $  1,383,778     $ 19,467,020
                              ============     ============     ============     ============     ============


                                              PARTICIPANT DIRECTED
                              --------------------------------------------------------------
                                                INVESTMENT       RETIREMENT                        TOTAL
                                BALANCED        GRADE BOND       GOVERNMENT          LOAN           ALL
                                  FUND             FUND             FUND             FUND          FUNDS
                              ------------     ------------     ------------     ------------     ------------

Additions:
 Contributions
  Participant                 $  1,165,580     $    629,693     $    284,672  $            --     $ 15,314,182
  Employer                         137,779           76,512           32,961               --        9,104,849
                              ------------     ------------     ------------     ------------     ------------
                                 1,303,359          706,205          317,633               --       24,419,031

 Investment income/(loss):
  Registered Investment
   Funds                         1,144,427          283,108           87,905               --        4,781,563
  Dividends                             --               --               --               --          977,211
  Interest                              --               --               --          234,479          234,479
  Net appreciation/
   (depreciation) in
   the fair value
   of investments                  577,427           98,530               --               --       23,562,498
                              ------------     ------------     ------------     ------------     ------------
                                 1,721,854          381,638           87,905          234,479       29,555,751

                              ------------     ------------     ------------     ------------     ------------
   Total additions, net          3,025,213        1,087,843          405,538          234,479       53,974,782


Deductions:
 Withdrawals                      (287,081)        (122,637)        (127,414)        (246,129)      (4,408,225)

   Excess of additions
                              ------------     ------------     ------------     ------------     ------------
    over deductions              2,738,132          965,206          278,124          (11,650)      49,566,557


Transfers between funds           (302,457)        (401,910)         (28,413)         769,899               --


Net assets available
 for benefits:
  Beginning of year              7,419,686        4,377,060        1,556,392        1,058,265      127,345,129
                              ------------     ------------     ------------     ------------     ------------


  End of year                 $  9,855,361     $  4,940,356     $  1,806,103     $  1,816,514     $176,911,686
                              ============     ============     ============     ============     ============

See accompanying notes to financial statements.

                                                  DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                        YEAR ENDED DECEMBER 31, 1996


                                                                  PARTICIPANT DIRECTED
                              -----------------------------------------------------------------------------------------------------
                                 MANAGED         COMPANY          GROWTH                            EQUITY
                                 INCOME           STOCK           COMPANY         OVERSEAS          INDEX            BALANCED
                                PORTFOLIO          FUND            FUND             FUND             FUND              FUND
                              ------------     ------------     ------------     ------------     ------------     ------------

Additions:
 Contributions
  Participant                 $    905,914     $  4,156,407     $  3,572,279     $    123,405     $  1,919,208     $  1,352,514
  Employer                         113,574        5,557,515          382,439            9,499          210,261          156,662
                              ------------     ------------     ------------     ------------     ------------     ------------
                                 1,019,488        9,713,922        3,954,718          132,904        2,129,469        1,509,176

 Investment income/(loss):
  Registered Investment
   Funds                           345,036           31,320          852,265           24,944          292,093          337,789
  Dividends                             --          737,891               --               --               --               --
  Interest                              --               --               --               --               --               --
  Net appreciation/
   (depreciation) in
   the fair value
   of investments                       --       28,112,592        1,700,353           (2,927)       1,764,422          300,189
                              ------------     ------------     ------------     ------------     ------------     ------------
                                   345,036       28,881,803        2,552,618           22,017        2,056,515          637,978

                              ------------     ------------     ------------     ------------     ------------     ------------
   Total additions, net          1,364,524       38,595,725        6,507,336          154,921        4,185,984        2,147,154


Deductions:
 Withdrawals                      (317,363)      (1,525,586)        (579,381)            (111)        (253,499)        (261,363)

   Excess of additions
                              ------------     ------------     ------------     ------------     ------------     ------------
    over deductions              1,047,161       37,070,139        5,927,955          154,810        3,932,485        1,885,791


Transfers between funds           (179,709)         623,005         (237,011)         287,476          (33,288)      (1,034,937)


Net assets available
 for benefits:
  Beginning of year              5,629,910       36,776,981       13,804,198               --        8,129,614        6,568,832
                              ------------     ------------     ------------     ------------     ------------     ------------


  End of year                 $  6,497,362     $ 74,470,125     $ 19,495,142     $    442,286     $ 12,028,811     $  7,419,686
                              ============     ============     ============     ============     ============     ============


                                               PARTICIPANT DIRECTED
                              ----------------------------------------------
                                INVESTMENT       RETIREMENT                        TOTAL
                                GRADE BOND       GOVERNMENT          LOAN           ALL
                                   FUND             FUND             FUND          FUNDS
                               ------------     ------------     ------------     ------------

Additions:
 Contributions
  Participant                  $    804,727     $    306,066  $            --     $ 13,140,520
  Employer                           99,923           36,121               --        6,565,994
                               ------------     ------------     ------------     ------------
                                    904,650          342,187               --       19,706,514

 Investment income/(loss):
  Registered Investment
   Funds                            276,298           72,502               --        2,232,247
  Dividends                              --               --               --          737,891
  Interest                               --               --          110,640          110,640
  Net appreciation/
   (depreciation) in
   the fair value
   of investments                  (145,131)              --               --       31,729,498
                               ------------     ------------     ------------     ------------
                                    131,167           72,502          110,640       34,810,276

                               ------------     ------------     ------------     ------------
   Total additions, net           1,035,817          414,689          110,640       54,516,790


Deductions:
 Withdrawals                       (180,411)         (48,741)      (1,073,201)      (4,239,656)

   Excess of additions
                               ------------     ------------     ------------     ------------
    over deductions                 855,406          365,948         (962,561)      50,277,134


Transfers between funds            (546,185)         (94,005)       1,214,654               --


Net assets available
 for benefits:
  Beginning of year               4,067,839        1,284,449          806,172       77,067,995
                               ------------     ------------     ------------     ------------


  End of year                  $  4,377,060     $  1,556,392     $  1,058,265     $127,345,129
                               ============     ============     ============     ============


See accompanying notes to financial statements.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


(1)  Description of the Plan
     -----------------------

     The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General
          -------

          The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of April 1, 1990. The Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions
          -------------

          For the years ended December 31, 1997 and 1996, the Plan allowed each participant to contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1997 and 1996, the Employer contributed as a Basic Matching Contribution an amount equal to sixty cents for each dollar of a participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period and thirty cents for each dollar of a participant's pre-tax contributions on the next three percent of the participant's compensation in such payroll period.

          At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. An Additional Matching Contribution was made in the first quarter of 1997 and during the entire year of 1996 such that the total matching contribution (including the Basic Matching Contribution) was eighty cents for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period.

          For the period of April 1, 1997 through December 31, 1997, an Additional Matching Contribution was made such that the total matching contribution (including the Basic Matching Contribution) was one dollar for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   (continued)

     (c)  Participants' Accounts
          ----------------------

          As of January 1, 1992, the Employer, as the plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Managed Income Portfolio, the Company Stock Fund, the Growth Company Fund, the Overseas Fund, the Equity Index Portfolio, the Balanced Fund, the Investment Grade Bond Fund, the Retirement Government Money Market Fund, or any combination thereof with the minimum investment in any fund/portfolio of five percent.

          For 1997 and 1996, the Employer's Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account. The portion of the Employer's Basic Matching Contribution which was equal to thirty cents for each dollar contributed by a participant up to three percent of the participant's compensation in such payroll period was deposited in the Retiree Medical Funding Account. These Employer contributions were invested in the above named funds and/or portfolios according to the participant's direction. In 1997 and 1996, any additional Matching Contribution was deposited in the Regular Account and was invested in the Company Stock Fund.


     (d)  Vesting
          -------

          A participant's pre-tax contributions and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

     (e)  Distribution of Benefits
          ------------------------

          Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $3,500. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan.

          A participant entitled to a distribution during the years ended December 31, 1997 and 1996, received cash for his or her lump sum distribution, except for funds in the Company Stock Fund for which an election of cash or the Employer's Common Shares was made.

     (f)  Withdrawals
          -----------

          Until March 31, 1995, a financial hardship provision was available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

     (g)  Participant Notes Receivable
          ----------------------------

          Effective April 1, 1995, the Plan was amended and the Loan Fund was established to administer the activities of participant loans. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant's total vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. All loans must be repaid in full year increments. Interest charged is determined by the Savings Plan Committee based on the prime interest rate plus one percent as of the loan effective date.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

     (h)  Expenses
          --------

          All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator except for loan processing and administration fees associated with the Loan Fund which are borne by the individual loan participants.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

     (b)  Investments
          -----------

          The Plan's investments are stated at fair value as of the last business day of the Plan year, except for investments in the Managed Income Portfolio. This fund is represented by purchases of units in the Fidelity Managed Income Portfolio, which invests primarily in guaranteed investment contracts. The fund is fully benefit-responsive, and accordingly, investments in this fund are valued at the underlying contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

     (c)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)  Federal Income Taxes
     --------------------

     On November 19, 1992, the Plan received a determination letter from the Internal Revenue Service that the Plan qualified under the provisions of
     Section 401(a) and 401(k) of the Internal Revenue Code and that the trust was exempt from federal income taxes under Section 501(c). The plan administrator believes that the Plan continues to qualify under the provisions of Section 401(a) and 401(k) and that the trust is exempt from federal income taxes.

(4)  Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(5)  Subsequent Events
     -----------------

     Subsequent to the Plan year-end, the value of the Company Stock Fund declined significantly due to a drop in the price of Diebold, Incorporated shares. Shares of Diebold, Incorporated stock are traded on the New York Stock Exchange. From January 1, 1998 through June 15, 1998, the price range of shares varied from a low of $23.63 to a high of $55.31.

                                                                      Schedule 1
                                                                      ----------


                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
           LINE 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                                 EIN: 34-0183970
                                Plan Number: 012


  COLUMN A             COLUMN B                          COLUMN C                                COLUMN D         COLUMN E
  --------             --------                          --------                                --------         --------

                                                  Description of Investment
                   Identity of Issue,           Including Maturity Date, Rate
                   Borrower, Lessor,            of Interest, Collateral, Par, or                                   Current
                   or Similar Party                       Maturity Value                          Cost              Value
                   ------------------           --------------------------------               -----------       ------------

                   Fidelity Investments         Guaranteed Investment Contracts                $ 7,060,602       $ 7,060,602

     *             Diebold, Incorporated        2,082,321 Shares Common Stock                   45,424,911       105,417,500

                   Fidelity Investments         Growth Company Fund                             19,828,099        25,150,545

                   Fidelity Investments         Overseas Fund                                    1,400,981         1,381,825

                   Fidelity Investments         Equity Index Portfolio                          11,945,638        19,462,186

                   Fidelity Investments         Balanced Fund                                    8,715,397         9,854,564

                   Fidelity Investments         Investment Grade Bond Fund                       4,912,992         4,940,003

                   Fidelity Investments         Retirement Government Money Market               1,805,962         1,805,962

     *             Key Trust                    Victory Financial Reserves Fund                    110,429           110,429

     *             Participant Loans            Participant loans with various rates of
                                                interest from 9.25% to 10% and various
                                                maturity dates from 1998 to 2003                         0         1,816,232

                                                Cash                                                   282               282
                                                                                              ------------      ------------

                                                                                              $101,205,293      $177,000,130
                                                                                              ============      ============

     -----------------
*    Party-in-interest


     NOTE: The cost of participant loans is $0 based upon instructions for the Form 5500 Line 27a.




See accompanying independent auditor's report.

                                                                      Schedule 2
                                                                      ----------

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
              Line 27(d) - Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1997
                                 Ein: 34-0183970
                                Plan Number: 012


--------------------------------------------------------------------------------

Series transactions, when aggregated, involving an amount in excess of 5 percent of the current value of Plan assets:

Column A          Column B                   Column C        Column D            Column E
--------          --------                   --------        --------            --------


                                             Total Dollar    Total Dollar
 Identity of                                 Value of        Value of            Lease
Party Involved    Description of Assets      Purchases       Sales               Rental
--------------    ---------------------      ---------       -----               ------

   Key Trust      Victory Financial
   Company of     Reserves  Fund;
   Ohio, N.A.     679 purchases; 326 sales   $ 26,722,351    $ 29,123,573        $    --

   Diebold, Inc.  Common Stock;
                  25 purchases; 2 sales        14,207,428         101,958             --


Column A          Column F             Column G        Column H           Column I
--------          --------             --------        --------           --------

                                                       Current Value
                  Expense                              of Asset on
 Identity of      Incurred with        Cost of         Transaction        Net Gain
Party Involved    Transaction          Asset           Date               or Loss
--------------    -----------          -----           ----               -------

   Key Trust
   Company of
   Ohio, N.A.     $     --             $  55,845,924   $ 55,845,924       $     --

   Diebold, Inc.    16,627                14,254,646     14,309,386         54,740




See accompanying independent auditors' report.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                                      DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                                      -----------------------------------------
                                                    (Name of Plan)





Date:  June 24, 1998               By:/s/Gerald F. Morris
       -------------               ------------------------------------
                                      Gerald F. Morris
                                      Executive Vice President and
                                      Chief Financial Officer
                                      (Principal Accounting and
                                      Financial Officer)

                              DIEBOLD, INCORPORATED

                                    FORM 11-K

                                INDEX TO EXHIBITS



EXHIBIT NO.                                                PAGE NO.
-----------                                                --------



    23.     Consent of Independent Auditors                   15